Korea Electric Power Corporation
Monthly Power Sold Report

	Power Sold			Sales
*For July 2005	(Gigawatt hours)			(In billions of Won)
Sector	July 2004	July 2005	Year on year growth	July 2004	July 2005	Year on year growth
Residential	4,451	4,731	6.3%	441	487	10.3%
Commercial	6,073	6,708	10.5%	614	677	10.2%
Educational	334	379	13.4%	32	37	15.0%
Industrial	14,047	14,801	5.4%	972	1,023	5.3%
Agricultural	505	572	13.3%	22	24	11.3%
Street-Lighting	167	183	9.7%	12	13	9.6%

Total	25,577	27,374	7.0%	2,093	2,261	8.0%

*From Jan. 2005	Power Sold			Sales
through July 2005	(Gigawatt hours)			(In billions of Won)
Sector	July 2004	July 2005	Year on year growth	July 2004	July 2005	Year on year growth
Residential	39,517	41,901	6.0%	3,407	3,649	7.1%
Commercial	38,132	41,748	9.5%	3,601	3,866	7.4%
Educational	2,153	2,463	14.4%	186	212	14.2%
Industrial	96,305	100,615	4.5%	5,709	5,972	4.6%
Agricultural	3,662	4,060	10.9%	158	171	8.1%
Street-Lighting	1,332	1,461	9.7%	89	98	9.9%

Total	181,101	192,249	6.2%	13,150	13,968	6.2%

Disclaimer:
The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.